WesBanco, Inc.

Annual Shareholders' Meeting
2009 Year In Review

April 21, 2010

WesBanco
By all accounts, better.

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") which is available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements which are not historical fact involve risks and uncertainties, including those detailed in WesBanco's 2009 Annual Report on Form 10-K and third quarter 2008 Form 10-Q filed with the SEC under the section, "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assumes any obligation to update any forward-looking statements.

WesBanco
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WesBanco at a Glance

- **Headquarters in Wheeling, West Virginia**

- **Assets: $5.4 billion**

- **Founded in 1870**

- **32 banks/23 companies acquired in 25 years**

- **Banking operations in WV, OH and Western PA**

  - **114 banking offices + Pittsburgh, PA Loan Office**

  - **138 ATM's**

- **Non-bank activities include:**

  - **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

WesBanco
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An Expanding Franchise in Contiguous Markets: 114 banking offices



Toledo
Cleveland
Pittsburgh
Springfield
Columbus
Dayton
Wheeling
Cincinnati
Frankfort
Lexington
Huntington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

2009 Year in Review

1. Started 2009 with TARP.

2. Purchased 5 AmTrust offices with $600 million in deposits.

   a) Moved into top 10 in Columbus Market share.

3. Opened new branch office in Morgantown, WV.

4. Redeemed TARP preferred stock without issuance of any new common shares.

2009 Year in Review (con't.)

5. Repurchased warrants from US Treasury.

6. Reduced staffing by 108 full time equivalent employees.

7. Began balance sheet restructuring for rising interest rates.

8. FDIC Insurance premiums increased $8.1 mil.

9. Loan loss provision increased $17.7 mil.

10. Net Charge-offs increased $17.9 mil.

WesBanco
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WesBanco Stock Performance Chart
January 1, 2007 thru December 31, 2009



WSBC Historical Price / Forward Earnings



State of Financial Industry

Based on all FDIC Insured Banks

	2009	2008	2007
Earnings	$12.5B	$4.5B	$100B
ROA	0.09%	0.03%	0.81%
ROE	0.90%	0.35%	7.75%
Net Charge offs to loans	2.49%	1.29%	0.59%

State of Financial Industry

➢ **FDIC Insurance fund had a negative balance in spite of assessments.**

➢ **Industry loan balances decreased during 2009.**

➢ **Net charge-offs to loans increased to 2.49% in 2009 compared to 1.29% in 2008.**

State of Financial Industry

➢ **707 Banks accepted TARP funds.**
  ➢ **64 have fully repaid their TARP funds.**
  ➢ **8 have made partial payments.**

➢ **Of 524 public financial institutions, 275 have cut, omitted or discontinued their dividends since 2008.**

➢ **Of 8,012 FDIC insured banks – 14% are under formal enforcement action and 14% are under informal enforcement action.**

WesBanco
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WesBanco Compared to Industry 2009

	WesBanco	Industry
ROA	0.43%	0.09%
ROE	3.73%	0.90%
Change in Loan Balances	-3.7%	-7.5%
Net Charge-off %	1.10%	2.49%
Non-performing asset ratio	1.65%	3.32%

WesBanco
By all accounts, better.

Henderson Road, Columbus OH



Suncrest Office, Morgantown WV



What Everyone Wants to Know - Again

- Capital Adequacy

- Asset Quality

- Liquidity

WesBanco
By all accounts, better.

15

Risk Management: Strong Capital Base



Tangible Equity / Tangible Assets
Total Risk Based Capital

16

Loan Portfolio = $3.47B



Comm. & Ind. 13%

Consumer 8%

HELOC, 7%

Res. Real Estate, 21%

Comm. Real Estate, 51%

Strong Asset Quality Relative to Peers

Annual Net Charge-offs / Average Loans



- National Peer Group = Median of 107 banks nationwide with assets between $2-$10 B. The 4Q '09 peer data had 105 of 107 available for NPA and 96 of 107 available for net charge-offs.

Securities = $1.26 B ~23% of Total Assets



Liquidity Significantly Improved
with $600 Million of AmTrust Deposits

- **Loan to Deposit Ratio improved to 87% at 12/31/09, down from 103% at year-end 2008.**

- **Reducing reliance on wholesale funding (borrowings & brokered deposits) as funds mature - < 13% of total assets at year-end.**

WesBanco
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Liquidity Significantly Improved
with $600 Million of AmTrust Deposits

- **Securities portfolio of $1.26B highly liquid; 55.5% unpledged and $20.8 million in net unrealized gains at year-end.**

- **Lines of credit**
  - **Over $914.6 million FHLB availability at 12/31/09.**
  - **Holding company line undrawn at $25 million.**
  - **Bank lines at approximately $130 million.**

WesBanco
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Wealth Management Services



Assets Under Management ($B)

- 2005: $2.6
- 2006: $3.0
- 2007: $3.1
- 2008: $2.4
- 2009: $2.7

2010 Initiatives

- **Continue to restructure balance sheet to promote efficiency and for anticipated increase in overall interest rates.**

- **Maintain regulatory capital ratios in excess of "unofficial" well capitalized ratios.**

- **Continue improvement of net interest income through introduction of new products and management of loan and deposit rates.**

WesBanco
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2010 Initiatives (con't.)

- **Improve credit quality.**

- **Improve non-interest fee income through introduction of new banking products and increased sales of non-traditional products.**

- **Control non-interest expenses through improved monitoring process and technology initiatives.**

Why WesBanco?

- Earnings derived from diversified product lines, markets and customers.

- Responsive to local market conditions and opportunities.

- Proven ability to manage risk.

- Financially conservative.

- Strong regulatory capital.

WesBanco
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Stock Performance – Long-term Cumulative Return



Questions?

Annual Shareholders' Meeting
April 21, 2010

WesBanco
By all accounts, better.